CHAPMAN AND CUTLER LLP	111 WEST MONROE STREET
CHICAGO, ILLINOIS 60603

October 15, 2019

VIA EDGAR CORRESPONDENCE

David Orlic
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Mr. Orlic:

This letter responds to your comments, provided by telephone on September 16, 2019, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on July 30, 2019 (the “Registration Statement”). The Registration Statement relates to the FT Cboe Vest U.S. Equity Buffer ETF – August and FT Cboe Vest U.S. Equity Deep Buffer ETF – August (each a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

As discussed with the Commission, the Trust agrees that the following comments, and any changes made to the Registration Statement in response to such comments, will also apply to the registration statement filed on Form N-1A for the Trust with the Commission on August 15, 2019, relating to the FT Cboe Vest U.S. Equity Buffer ETF – November and FT Cboe Vest U.S. Equity Deep Buffer ETF – November, each a series of the Trust.

Please note that all comments apply to both Funds and references herein to “the Fund” apply to each of the Funds.

Comment 1 – GENERAL

Please confirm supplementally to the Commission that there are no issues with respect to any of the parties to the Fund under Section 17 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Please also confirm that Fund will apply for a 19b-4 Order and that the effectiveness of the Registration Statement will be delayed until such Order is granted.

Response to Comment 1

As discussed with the Commission, Fund management has advised that the partial acquisition of the parent of the Fund’s Sub-Advisor by an affiliate of First Trust Portfolios L.P. has resolved any remaining affiliation issues with respect to any of the parties to the Fund under Section 17 of the 1940 Act.

The Fund confirms that the exchange has applied for a 19b-4 Order and that the Fund’s launch will be delayed until such Order is granted.

Comment 2 – General

Please explain to the Commission how and when the exact cap and buffer will be added to the Registration Statement. Please also explain whether there will ever be a period in which investors are able to purchase shares of the Fund before the exact cap and buffer have been set.

Response to Comment 2

The exact cap and buffer will be set upon the first purchase of FLEX Options to be held by the Fund. This purchase is expected to occur subsequent to effectiveness of the Fund’s Registration Statement, but prior to the Fund’s public launch. Accordingly, there will not be a period during which retail investors are able to purchase shares of the Fund prior to the exact cap and buffer being set.

Comment 3 – Cover

In the first bullet point on the cover, please state that the cap is based upon the value of the FLEX Options on the first day of the Target Outcome Period.

Response to Comment 3

The prospectus has been revised in accordance with this comment.

Comment 4 – Cover

In the third bullet point on the cover, there is a reference to “shareholder transaction fees.” If this is meant to refer to brokerage commissions, please state so explicitly. Please make corresponding changes throughout the Registration Statement.

Response to Comment 4

Throughout the Registration Statement, “transaction fees” generally refers to brokerage commissions and trading expenses incurred by the Fund in executing portfolio transactions. Accordingly, the reference to “shareholder” has been removed and the disclosure has been revised throughout.

Comment 5 – Cover

Please provide the Commission with a screenshot of the Fund’s website.

Response to Comment 5

Please see attached Exhibit A.

Comment 6 – Cover

At the end of the cover, there is a reference to the “Investor Suitability” section of the prospectus; however, no such section appears in the document. Please revise the Registration Statement to add such a section or remove this reference.

Response to Comment 6

As information relating to investor suitability has been included on the cover, this reference has been removed from the prospectus.

Comment 7 – Investment Objective

Please explain to the Commission why the buffer cannot be disclosed after fees, expenses and taxes.

Response to Comment 7

Because the cap references the returns of the Fund, it can be quoted after fees and expenses experienced by the Fund. The buffer, however, is defined for the Underlying ETF and references a range of losses (the first 10% of losses or -5% to -30%) in the Underlying ETF that is the same regardless of the fees and expenses experienced by the Fund.

Comment 8 – Fee table

Please complete the fee table prior to effectiveness of the Registration Statement.

Response to Comment 8

Please see attached Exhibit B.

Comment 9 – Principal Investment Strategies

Please revise the disclosure throughout the Registration Statement to make clear that the cap and buffer do not reflect the imposition of any extraordinary expenses not covered by the unitary management fee.

Response to Comment 9

The prospectus has been revised in accordance with this comment.

Comment 10 – Principal Investment Strategies

In the bullet points at the top of page 6, please add “during the Target Outcome Period” to each applicable bullet point.

Response to Comment 10

The prospectus has been revised in accordance with this comment.

Comment 11 – Principal Investment Strategies

In the bullet points at the top of page 6, please revise the disclosure to make clear that shareholders, and not just “the Fund,” will experience the described gains and losses. Please make corresponding revisions throughout the Registration Statement.

Response to Comment 11

Because the cap and buffer are set on the first day of the Target Outcome Period, only shareholders who purchase on that day will experience the same gains and losses as the Fund itself over the Target Outcome Period. Accordingly, the Fund believes that replacing “the Fund” with “shareholders” may lead to investor confusion regarding individual investor experience. However, the Fund has revised the disclosure to make clear that shareholders will experience the described gains and losses, wherever appropriate.

Comment 12 – Principal Investment Strategies – Deep Buffer Fund

In the fourth bullet point at the top of page 6, please define “deep buffer.”

Response to Comment 12

The prospectus has been revised in accordance with this comment.

Comment 13 – Principal Investment Strategies

In the fourth bullet point at the top of page 6, please add disclosure stating that if investors purchase shares at a value below the deep buffer, they could lose their entire investment.

Response to Comment 13

The prospectus has been revised in accordance with this comment.

Comment 14 – Principal Investment Strategies

The second full paragraph on page 6 states that “both the cap and buffer are fixed levels that are calculated in relation to the Underlying ETF price and the Fund’s net asset value (“NAV”) at the start of a Target Outcome Period.” Please revise the disclosure here (and below in the same paragraph) to clarify whether investor returns are tied to the Underlying ETF price or NAV.

Response to Comment 14

While the cap and buffer reference the performance of the Underlying ETF over the Target Outcome Period, the Fund expects its NAV to experience the same general price movement, cap and buffer as a percentage gain or loss over the Target Outcome Period. Accordingly, the Fund believes that the reference to the Underlying ETF and NAV is appropriate.

Comment 15 – Principal Investment Strategies

In the first paragraph under “Deep Buffer and Cap,” please revise the disclosure to make clear that shareholders, and not just “the Fund,” will experience the described gains and losses.

Response to Comment 15

Please see Response to Comment 11.

Comment 16 – Principal Investment Strategies

The final paragraph on page 7 states that the charts displayed on page 8 do not take into account payment by the Fund of fees and expenses. Please explain why this is appropriate and whether charts used by similar existing products do account for Fund fees and expenses.

Response to Comment 16

The charts are intended to represent the performance of the portfolio of FLEX Options with respect to the Underlying ETF over the Target Outcome Period. Accordingly, the lead-in disclosure to the charts has been revised to state the same.

Comment 17 – Principal Investment Strategies

On page 8, please include an additional chart that demonstrates how the individual options will operate and together provide the predetermined outcome. See the Registration Statement for the Innovator S&P 500 Buffer ETF – July, filed with the Commission on August 29, 2018 (the “Innovator Filing”).

Response to Comment 17

The referenced chart and description have been added to the prospectus.

Comment 18 – Principal Investment Strategies

Please either delete the penultimate paragraph of this section or explain to the Commission why it is still applicable given the resolution of the issues with respect to the parties to the Fund under Section 17 of the 1940 Act.

Response to Comment 18

The referenced disclosure has been deleted.

Comment 19 – Principal Risks

Please consider presenting the risks in order of importance, with the most significant risks appearing first. See Accounting and Disclosure Information Release 2019-08 - Improving Principal Risks Disclosure. Please also consider the appropriateness of the following disclosure: “the order of the below risk factors does not indicate the significance of any particular risk factor.”

Response to Comment 19

The Funds respectfully decline to revise the disclosure as requested by the Commission. Ultimately, the Funds have reached the same conclusion as many other industry participants and decline to make the requested revisions as they believe their disclosure is compliant with the requirements of Form N-1A.

Comment 20 – Principal Risks

If not already included somewhere in this section, please include disclosure stating that brokerage and tax expenses incurred by the Underlying ETF may affect the value of Fund shares.

Response to Comment 20

The prospectus has been revised in accordance with this comment.

Comment 21 – General

With respect to the liquidity of the FLEX Options, please provide the Commission supplementally with relevant market data and describe any considerations addressed by the Advisor under Rule 22e-4 under the 1940 Act.

Response to Comment 21

Please see attached Exhibit C for liquidity analysis from both the Fund’s Sub-Advisor and the Advisor’s Liquidity Committee.

Comment 22 – Statement of Additional Information

Please consider whether investment restriction number 7 on page 3 needs to be revised to address whether the Fund will be concentrated in an industry or group of industries if the Underlying ETF is so concentrated.

Response to Comment 22

The statement of additional information has been revised in accordance with this comment.

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Please call me at (312) 845-3781 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Eric Fred Fess
Eric Fred Fess

Exhibit A

Explanatory note: This version of the website will display when the most recent data point is the Bid/Ask Midpoint.  This includes during trading hours, and after trading hours before the Fund has an NAV price.

Explanatory note: This version of the website will display when the most recent data point is the NAV price.  This includes mornings before the market opens, as well as non-trading days and weekends.

A-1

Exhibit B

Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy and hold shares of the Fund. Investors purchasing and selling shares may be subject to costs (including customary brokerage commissions) charged by their broker, which are not reflected in the table below.
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.85%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.85%
(1)	“Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.
Example
The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling shares of the Fund in the secondary market.
The example assumes that you invest $10,000 in the Fund for the time periods indicated. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
1 Year	3 Years
$87	$271

B-1

Exhibit C

Sub-Advisor

The Funds plan to hold listed derivatives, in particular FLEX Options on SPDR S&P 500 ETF Trust (“FLEX Options”). SPDR S&P 500 ETF (“SPY”) holds securities that comprise the S&P 500 Index. The market for options contracts on the S&P 500 Index traded on Cboe Exchange, Inc. (“Cboe Options”) is among the most liquid markets in the world. In 2018, more than 1.48 million options contracts on the S&P 500 Index were traded per day on Cboe Options, which is more than $350 billion in notional volume traded on a daily basis. Similarly, more than 50 million options contracts referencing SPY were traded in March of 2019.

While FLEX Options are traded differently than standardized options contracts, we believe that this liquidity bolsters the market for FLEX Options, as described below. Over the 12-month period from July 2018 to June 2019, more than 1.49 million FLEX Option traded on multiple U.S. exchanges, which is more than $40 billion in notional volume. We believe that sufficient liquidity exists for FLEX Options for several reasons: (i) the diversity, liquidity, and market cap of the securities underlying the S&P 500 Index; (ii) the competitive quoting process for FLEX Options described below; and (iii) the significant liquidity in the market for options on the S&P 500 Index and SPY results in a well-established price discovery process that provides meaningful guideposts for FLEX Option pricing.

Every FLEX Option order submitted to an exchange is exposed to a competitive auction process for price discovery. The process begins with a request for quote (“RFQ”) in which the interested party establishes the terms of the FLEX Options contract. The RFQ solicits interested market participants, including on-floor market makers, remote market makers trading electronically, and member firm traders, to respond to the RFQ with bids or offers through a competitive process. This solicitation contains all of the contract specifications-underlying, size, type of option, expiration date, strike price, exercise style and settlement basis. During a specified amount of time, responses to the RFQ are received and at the end of that time period, the initiator can decide whether to accept the best bid or offer. The process occurs under the rules of the applicable listing exchange which means that customer transactions are effected according to the principles of a fair and orderly market following trading procedures and policies developed by the applicable self-regulatory organization.

As noted above, options on the S&P 500 Index and SPY are among the most liquid options in the world and derive their value from the actively traded S&P 500 Index components. The contracts trade in competitive auction markets with price and quote transparency. We believe the highly regulated options markets and the broad base and scope of the S&P 500 Index make securities that derive their value from that index less susceptible to market manipulation in view of market capitalization and liquidity of the S&P 500 Index components, the market cap and liquidity of SPY, price and quote transparency, and arbitrage opportunities.

We believe that the liquidity of the markets for SPY, S&P 500 Index securities, options on the S&P 500 Index and SPY, and other related derivatives is sufficiently great to meet the liquidity needs of the Funds. We also believe that such liquidity is sufficient to support the creation and redemption mechanism.

C-1

Advisor’s Liquidity Committee

The Liquidity Committee, in reviewing SPY FLEX options that will be used for the Buffer and Deep Buffer investment products, believes these securities, as an asset class, are highly liquid, and will be classifying them for N-PORT reporting accordingly. While the SPY FLEX market can be lightly traded, the Liquidity Committee believes the market’s underlying liquidity is deep, and that historical trading volume doesn’t reflect the market’s ability to provide liquidity at appropriate spreads.

In reaching this conclusion, the Liquidity Committee reviewed data on how exchange-traded SPY options have traded historically, both in regular markets, and in stressed markets and for periods around holidays. While FLEX options are different from exchange listed SPY options in that an investor can specify a non-standard expiration date and strike price, the risk to the market makers and the mechanisms by which they hedge their risk is almost identical. Additionally, FLEX options are European style options with less optionality than their corresponding American style exchange-traded options, making their path to expiration much more defined and potentially easier to hedge.

For these products, the options will only be traded by the funds as a unit (meaning that all of the option combination “legs” that make up the fund will be traded as a basket, or as a “Unit Trade”). Therefore, the Liquidity Committees analysis concluded in the course of reviewing the historical bid/ask spreads of exchange-traded options that the estimated transaction cost for all the basket options should be combined together to estimate what the historical trading cost of a Unit Trade would have been at any given time. While some might argue this approach is too conservative, as a market maker can be more aggressive in pricing a Unit Trade where some of the underlying exposure is offset, rather than pricing based on the sum of each individual option’s trading costs, the Liquidity Committee believes this is a reasonable approach in reviewing historical implied trading costs and monitoring potential trading costs going forward.

When trying to determine the depth of the FLEX market, the Liquidity Committee understands counterparties will enter this type of transaction with the goal of hedging their exposure to the underlying fund to capture the bid/ask spread in the transaction. While counterparties can utilize SPY directly to hedge themselves, they can also trade SPX futures or trade with other S&P 500 ETF strategies like IVV and VVO to hedge their risk. The Liquidity Committee believes the underlying volume of these products on any given day will impact the cost for market makers to offset risk. To be conservative, the Liquidity Committee will only consider SPY daily volume in its review, and believes that there would be no material impact on FLEX Option liquidity if the notional exposure corresponding to a basket trade was less than 5% of the underlying expected daily volume of SPY.

C-2

The Liquidity Committee does recognize that dealer balance sheets could be a limiting factor in their capacity to provide liquidity for any given trade. This is more difficult to quantify on a regular basis, but the Liquidity Committee will be looking to get regular updates from the ETF trading desks to communicate how many market makers are participating in the market on any given day, and periodic on updates on how much market makers would be comfortable taking down on any given transaction. It is worth noting, once a market maker has taken down a meaningful trade and properly hedged their book, it’s our expectation that they would then be open to doing additional trading since their risk has been hedged. The Liquidity Committee will factor in the number of market makers and a conservative view on how much risk each is willing to take when factoring in potential daily liquidity in relation to the Fund’s Reasonably Anticipated Trade Size (“RATS”) calculation.

C-3